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RECEIVED
2004 APR 19 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024420

April 14, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on April 14, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

PROCESSED
APR 20 2004
THOMSON FINANCIAL

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

4/19

Issued: Wednesday, 14th April 2004

QUARTER 4 TRADING STATEMENT AND UPDATE – 2003/04

Preliminary Results and Group Profit before Tax

The Preliminary Results will be announced on Tuesday, 25th May. Group profit before tax and exceptional items for the 52 weeks is expected to be in line with consensus market expectations, with strong control of costs off-setting disappointing fourth quarter sales.

The Statutory Accounts will report a 53-week year to 3rd April.

UK Trading

The full year results will incorporate sales for the 53 weeks ended 3rd April. However, for comparative purposes, 52-week performance is noted in the table below. UK sales (including VAT) for the 11-week period to 27th March 2003 and the 52-week full-year period to the same date were:

	11 weeks to 27th March % on Last Year		**52 weeks to 27th March % on Last Year**	
	Actual	**Like-for-like**	**Actual**	**Like-for-like**
Clothing	-2.5		-0.5	
Home	-13.7		-4.6	
General	-3.9	-5.2	-1.0	-1.8
Food	+4.3	-1.4	+5.7	+1.6
Total	-0.1	-3.4	+1.8*	-0.4

(*excluding VAT, total sales were approximately 1.9%)

International:

Full year turnover in the overseas businesses, including franchises, increased by approximately 2% at constant exchange rates.

Commenting on the statement, Roger Holmes, Chief Executive, said:

"Sales this quarter are clearly not good enough. We are taking action on a number of fronts to accelerate the transformation of the business and deliver improved performance. These include delivering greater consistency in the appeal of our Womenswear, more inspirational stores and sharpened execution. At the same time, we are driving improvements in the way we work across stores, Head Office and the supply chain.

Clothing

"Underlying clothing sales for the quarter were down 1.0%, after adjusting for a Chargecard discount day in the comparatives last year. The following action has been taken:

- **Strengthened management team:** Vittorio Radice (General Merchandise) and Mark McKeon (Retail Director) took up their appointments last week. We have also strengthened the Womenswear buying teams, including key roles in smartwear, knitwear and casualwear

- **Sharper prices:** We have lowered prices on some of our key Womenswear products as well as introducing more entry level price merchandise within our ranges. Average selling prices for Spring/Summer for women's clothing are down c.3.5% for full price merchandise

- **Improved choice:** We are increasing our clothing choice to customers in our High Street stores following the success of trials in Banbury and Windsor. Here we increased the product choice by 35%, particularly in Womenswear, without increasing overall stocks on display. We are accelerating this roll-out to more stores throughout the Spring/Summer, covering 90 stores by the Autumn

- **Clearer segmentation:** We will deliver stronger and clearer segmentation in Womenswear this Autumn, incorporating the launch in May of per una dué, to make our Womenswear salesfloors more exciting and easier to shop

- **Inspirational shops:** Building on the success of Windsor as well as the recently opened store in Speke (Liverpool), we are continuing to develop a more attractive and inspirational shopping environment for our customers, including our product and service proposition. The next phase of this programme will be demonstrated in at least 10 further stores in 2004/05, encompassing six new stores and the re-modelling of certain existing shops, including Basingstoke which opens in the Autumn

Home

"Sales continue to be affected by the on-going repositioning of our offer, as we seek to broaden our appeal to more customers. We opened the first pilot Marks & Spencer Lifestore in February. We are delighted with the interest it has generated, but it is early days and we look forward to the opening of the second store, in Kingston, during the Summer.

Food

"In an increasingly competitive food sector we have maintained our market share, with the Simply Food and Food stores making our product more accessible to more customers. However, our like-for-like sales this quarter, again impacted by inconsistent execution across a number of key categories and events, are disappointing. We are taking a number of actions to improve on this performance, including:

- Developing more distinctive new products across all areas, particularly for special events
- Better highlighting the unique qualities of our Food through more effective advertising
- Clearer promotional programme and better price communication
- Improving availability, particularly in our smaller stores

This will complement our food footage strategy. We now have 74 Simply Food and Food stores and remain on track to add 500,000 square feet of new food space by 2005/06. This new space continues to perform in line with our expectations.

Money

"The &more card was successfully launched last Autumn and we now have 2.1 million accounts (2.7 million card-holders), compared to 1.7 million accounts in December. 1.5 million of our customers were issued a total of £10 million worth of Reward vouchers during the quarter and half of these have already been spent."

Guidance for 2004/05

- The planned opening of new footage, plus the annualisation of footage opened in 2003/04, will add c2% sales contribution to clothing and c5% to food, on a weighted average basis.

- We anticipate further improvements in the clothing bought-in margin of approximately 75 basis points. We remain on track to deliver a total of 300 basis point improvement to the clothing bought-in margin in the 3 years to 2005/06.

- UK retailing operating costs, including logistics, but excluding any accrual for performance related bonuses, will increase by 5%. The investment in new footage, including the annualisation of costs associated with footage opened in 2003/04, will account for over 4% of this increase.

- If performance proves to be in line with business plans agreed by the Board, a bonus provision will be made. Guidance, reporting the impact on operating costs, will be given at the appropriate time.

- The P&L costs of the Head Office move to Paddington Basin will be c.£10 million, compared to approximately c.£16 million incurred this year. These costs will be treated as exceptional.

- The Head Office restructuring programme, recently announced, will incur termination costs that will be treated as exceptional. We anticipate providing for the cost relating to the first phase of approximately 500 roles in 2003/04. The cost is currently being evaluated and will be disclosed at the time of the Preliminary Results. The cost relating to the second phase of the programme will be provided for in 2004/05 and further guidance will be given in due course.

- The impact of the continued development of the &more credit and loyalty card business will be to reduce Marks & Spencer Financial Services profits by c.£40 million for the financial year 2004/05, compared to the £60 million reduction in 2003/04.

- The effective tax rate is estimated to be c.31%, compared to a rate for 2003/04 of c.30%. This year's expected tax rate is lower than guidance given at the time of our Interim Results in November, largely due to a reduction in depreciation relating to non-qualifying capital expenditure following a recent analysis of actual expenditure.

- FRS 17 (Retirement Benefits) will be adopted at this year-end (2003/04), as previously announced. Whilst the FRS 17 charge for 2004/05 is still being finalised, for the UK defined benefit scheme we anticipate the charge to EBIT to be broadly similar to 2003/04 (at c.£120 million). We estimate a net charge to interest relating to FRS 17 in 2004/05 of c.£10 million, taking into account the funding cost of the £400 million public issue.

- Group capital expenditure for 2004/05 will be c.£400 million.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects

are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, 'risk factors', inherent in the business, including: changes in political and economic conditions, financial and equity markets, or legislation and regulation; increased competitive influences (e.g. price), changes to sector formations (e.g. consolidation or fragmentation) or a downturn in the retail or financial services sectors; inaccurate predictions of our customer lifestyle preferences and failure to interpret them in the products and services we offer; changes in the level of customer footfall or spending habits; occurrence of product related failure or contamination; effectiveness of our brand awareness and marketing programmes to promote relevance to our current and potential customers; adverse impact on our supply chain, stores or business operations as a result of acts of war, terrorism or natural catastrophe; dependency on a major supplier of merchandise or support services; and disruption to information systems or IT infrastructure. This list should not be considered an exhaustive statement of all potential risks and uncertainties.

For further information, please contact:

Media enquiries:
Marks & Spencer Corporate Press Office: 020 7268 1919

Photography:
Photography available from:
www.newscast.co.uk
or
www.marksandspencer.com/mediacentre

Analyst enquiries:

Tony Quinlan, Investor Relations	+44 (0)20 7268 4195
Damian Evans, Investor Relations	+44 (0)20 7268 1563
Alison Reed, CFO	+44 (0)20 7268 8385

Investor & Analyst Conference Call

This will be hosted by Roger Holmes, CEO and Alison Reed, CFO at 08.15 (BST) on Wednesday 14 April.
Dial in number: +44 (0)20 7162 0192
Password: Q4 Trading

A recording of this call will be available until midnight (BST) on Monday 19 April.

Dial: +44 (0)20 8288 4459
Pin Code: 240592